

August 28, 2013

Via E-mail
Mr. Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

      Re: **Service Corporation International**
               Form 10-K for the Year Ended December 31, 2012
               Filed February 13, 2013
               Form 10-Q for the Quarter Ended June 30, 2013
               Filed July 25, 2013
               Response dated August 14, 2013
               File No. 001-06402

Dear Mr. Tanzberger:

We have reviewed your response letter and have the following comments. As noted in our letter dated July 18, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Goodwill, page 50

1.   We note your response to comment 2. Please tell us whether segment management receives discrete financial information by market or market group as that term is used on page 12 of your filing. If so, tell us why each market is not deemed a reporting unit.

Form 10-Q for the Quarter Ended June 30, 2013

Critical Accounting Policies, page 51

2.   We note your response to comment 6, including your statement that "when travel protection insurance is added to an arrangement, the revenue allocated to travel protection insurance is equal to the *incremental* proceeds for the total arrangement which also represents the stand-alone selling price for travel protection insurance." Please tell us why you are not allocating the proceeds of the arrangement based upon the relative selling prices of the cremation service, memorial merchandise and travel protection insurance components. Also tell us why the travel protection insurance is not deemed as an undelivered item within the arrangement. Refer to your basis in the accounting literature.

3.   Additionally, with respect to the travel protection insurance, tell us if you have assumed insurance risk in the arrangements or are acting as an agent on behalf of an insurance company.

Cemetery Results, page 50

4.   We note your response to comment 7. Based on your recent earnings call, it appears that your cemetery revenues are affected by the number of projects constructed for which you receive 10% or more of the sales price from the customer. Additionally, the selling costs which impact gross profits are driven by the price of the property sold during the period and the mix of inside and outside sales. We further note from page 52 of your Form 10-K that in situations in which you have no further obligation or involvement related to the merchandise, you recognize revenues and record the cost of sales upon the earlier of vendor storage of these items or delivery in your cemetery. To improve your investor's understanding of your operations, please address these factors in your discussion of cemetery revenues and consolidated cemetery gross profits. Please provide us your proposed disclosure.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director